UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

RELEASE NO. 24429

File No 70-7414

REPORT FOR PERIOD

January 1, 2004 to December 31, 2004

In the matter of:

CEDAR COAL COMPANY
CENTRAL APPALACHIAN COAL COMPANY
SOUTHERN APPALACHIAN COAL COMPANY
(COLLECTIVELY, THE COAL SUBSIDIARIES)

THE COAL SUBSIDIARIES STATEMENT OF DECLARATION AND PAYMENT OF DIVIDENDS OUT OF PAID-IN CAPITAL SURPLUS BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 2004 (IN THOUSANDS)
Month Dividends Declared and Paid	Cedar Coal Company	Central Appalachian Coal Company	Southern Appalachian Coal Company	Total Coal Subsidiaries
January	$-	$-	$-	$-
February	-	-	-	-
March	-	-	-	-
April	-	-	-	-
May	-	-	-	-
June	-	-	-	-
July	-	-	-	-
August	-	-	-	-
September	-	-	-	-
October	-	-	-	-
November	-	-	-	-
December	-	-	-	-
Total Current Year	$-	$-	$-	$-

Cumulative Amount*	$20,956	$5,847	$18,193	$44,996

Note: In 1987, the Securities and Exchange Commission authorized each of these Coal Subsidiaries to declare and pay dividends periodically to its parent out of paid-in capital until the amount of dividends in aggregate equaled $58.4 million, the aggregate paid-in capital of the companies as of April 30, 1987.

*Amount of dividends declared and paid to its parent out of paid- in capital since April 30, 1987.

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Cedar Coal Company, Central Appalachian Coal Company and Southern Appalachian Coal Company have duly caused this report to be signed on their behalf on this 24th day of February 2005.

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation